STACKSOURCE

Online financing portal for real estate investors

🟦 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



stacksource.com   Newark NJ   🐦 📘 📡   Technology   Techstars   Fin Tech   B2B   Real Estate

Highlights

1 StackSource has already closed over 100 real estate loans across 28 states; $2 Million+ revenue

2 Backed by Techstars, Newark Venture Partners, and real estate industry executives

3 Market Size: $600 Billion of commercial mortgages were originated in the US in 2019

4 All-time lending volume recently surpassed $250 Million

4 All-time lending volume recently surpassed $250 Million

5 Real estate investors are increasingly looking online for financing

6 Patent-pending browser extension technology will redefine the search for real estate acquisitions

Our Team



Tim Milazzo Co-founder & CEO

Former Google & Facebook employee from a real estate family



Nathan Wall Co-founder & CTO

Javascript industry speaker, former Google engineer

StackSource's story

StackSource is a growing commercial real estate financing portal with more than $2 Million of revenue, poised to change the real estate finance industry. Here's our story.

How Real Estate Finance works

Real estate investors that buy commercial properties aren't too different from home buyers. They don't buy these properties with cash - they take out a commercial mortgage loan. The better the rate and terms for this loan, the more money they make on their real estate investment.

There are thousands of commercial mortgage lenders out there, and no easy way to access and meaningfully compare the universe of available loan programs. As a result, borrowers typically go to their existing relationships, like the local bank, or use a traditional loan broker that will funnel the borrower to their preferred contacts. Either path frequently results in wasted time, aggravation, and missing a lender that has a better rate or more favorable terms.



That's especially true right now. Lenders large and small have been adjusting their lending parameters frequently to account for an uncertain economy. The bar to obtain financing is higher, and finding favorable terms is less certain.


COVID MARKET
Financing investor real estate deals is harder than ever
Lower LTV
Higher Capital Reserves
Strict Underwriting

Loan brokers have a wider network, but are usually difficult to work with. Their process is a black box, it's slow, and there can be undisclosed fees built into the back end. Above all these guys are old school - there's little to no transparency after signing an exclusive engagement letter, long before they come back with one or two financing options.

StackSource brings transparency to the financing process for real estate investors. We instantly match loan requests submitted via our portal with relevant loan programs from our network of lenders, and automate much of the arduous process of applying to receive real loan quotes.


BORROWERS
LENDERS
Property to Finance
StackSource
MANAGED MARKETPLACE
Matching Loan Programs

How StackSource works

We make the process **as simple as possible** to find and compare competing commercial mortgage options.


Preliminary Underwriting, Lenders Auto-match
Lender Review
Compare & Analyze Quotes

But we don't leave them to sink or swim alone. StackSource's team of Capital Advisors provide help, advice, and negotiation expertise through the process. While the process is as simple as possible for the borrower, the Capital Advisors have a suite of more powerful features on the back end to manage and work with StackSource's 700+ lending partners.


StackSource platform - peek
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Traction

StackSource's **organic leads from borrowers increased dramatically in 2020**. The real estate industry was already moving toward digital services and transactions - COVID lockdowns only accelerated that trend.


Financing requests by date
Deals
Trendline for Deals
Financing Requests



We closed our **100th real estate loan** in November 2020. Unlike a local loan brokerage, these loans were placed in 27 different states across the country.



The top "cloud-based" residential real estate brokerage increased its stock price by 450% in 2020, while the parent company of Rocket Mortgage went public at a $40 Billion valuation.

While the commercial mortgage market was affected by COVID in 2020, StackSource's loan volume and revenue both grew significantly.



StackSource's current loan pipeline continues to grow so fast, **we have more loan volume in the pipeline now than our total, lifetime loan volume.**

StackSource is ideally positioned to become the leading distributed, cloud-based commercial financing platform.

What's next for StackSource

StackSource has an early lead in online shopping for a commercial mortgage.

But we're not satisfied to only be a faster, sleeker commercial mortgage brokerage. We can change the game fundamentally.

Underwriting for certain loan segments, and should be, streamlined. Properties with predictable cash flows can be **instantly quoted** with a high degree of accuracy, given the right data. We've identified three large segments of the market where we can produce accurate, real-time soft loan quotes.



IT'S TIME TO ITERATE
Change the game
Stabilized Multifamily
SBA 504
Bridge & Value-add
PROGRAMMATIC
SERVICE INTENSIVE
Single-tenant Net-lease
CMBS
Development & Construction
Connectivity
Data Science
Platform design
Expertise
Relationships
Personal touch

But if we can provide instant loan quotes on our platform, why stop there? Why not let users bring the power of instant loan quotes on the go, to any commercial property listing across the web?

That's where our new patent-pending <u>**Browser Extension**</u> comes in.



CHANGE THE GAME
StackSource
API
Automate Soft Quotes
Browser Extension:
Activate on any Listing

We'll also make the loan quote engine available to partner websites and platforms via a **Loan Quote API** starting later in 2021.

THE API


PROVIDE INSTANT LOAN OPTIONS FOR PARTNERS
API
Financial Web Publishers
Proptech platforms
SMB Lending Portals

Keeping our lead with the best tech platform in the industry will be key to StackSource's success. **We're redefining real estate investors' expectations from their financing provider.**


PRODUCT ROADMAP
Live
Beta
Roadmap
UNDERWRITING
DEAL-MAKING
MATH
DATA
LEAD GEN
TRUST
Quote Comparison Analysis
Deal Highlights
Lender Matching
NOI-level Underwriting
Automated Loan Quote API
User Generated Financials
Location Intelligence
Lease Comps
Sales Comps
Referral Partner Tracking
Referral Partner Dashboard
Browser Extension
Dynamic Checklist
Loan Committee Tracking
Online Closing Process
Lender Ratings

The team

Co-founder & CEO Tim Milazzo leads the company. His vision is the fusion of technology and services that gives real estate investor clients the best of both worlds. That inspiration came from his family history in real estate combining with his experience within scaling tech companies while working with Google and Facebook.

Co-founder & CTO **Nathan Wall** is a former Google software engineer. In addition to building the company's software architecture, Nathan is an expert at hiring and managing other software engineers. Nathan regularly receives consulting fees for helping other tech companies interview and select engineering candidates.


NATHAN WALL


Co-founder & CTO
TIM MILAZZO
Co-founder & CEO
Advisory
ENGINEERS
CAPITAL ADVISORS
HUBER
Director of Capital Markets

StackSource's team of real estate finance professionals bring expert-level experience from their careers as lenders, mortgage brokers, and real estate investors themselves.

Real estate finance team


Tom Preston
Los Angeles
Huber Bongolan
Los Angeles
Zach Wagner
Phoenix
Jaideep Chadha
Denver
Chris Peters
Chicago
Freddy Johnson
Chicago
Tom Graziano
New Jersey
Andrew Bouton
Atlanta
Philip Davis
Atlanta
Beth Mercante
New York
Mark Dweck
New York
Lucy Chen
New York
Omar Sobhy
Philadelphia
You?

The investment opportunity

One ~~step~~ leap at a time. This year we will add key hires and launch key features that put us even further ahead of traditional intermediaries in the commercial mortgage space. This will accelerate revenue growth, sure. But more importantly, we're **laying the foundation to dominate in years to come**.


2021 Goals
KEY OUTCOMES
Launch: Browser Extension
Launch: Loan Quote API
Grow: Capital Advisors 2x
Grow: Revenue 3x+
KEY NEW HIRES
PRESIDENT - CAPITAL ADVISORY
UNDERWRITING
2x Generalists
UX DESIGNER
ENGINEERS
2x Back End - US
2x Front End - Int
1x QA - Int
StackSource
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